Exhibit j

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 26 to Registration Statement No. 333-185238 on Form N-1A of our reports dated May 23, 2018, relating to the consolidated financial statements and consolidated financial highlights of Blackstone Alternative Multi-Strategy Fund and Subsidiaries, one of the funds constituting Blackstone Alternative Investment Funds (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year ended March 31, 2018. We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

July 27, 2018